Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

CONFIDENTIAL TREATMENT REQUESTED

BY ZENDESK, INC.: ZENDESK-002

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED

VIA EDGAR AND HAVE BEEN SUBMITTED SEPARATELY TO THE COMMISSION.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED

PORTIONS PURSUANT TO 17 C.F.R. § 200.83. INFORMATION THAT WAS OMITTED IN THE

EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER

IDENTIFIED BY THE MARK ‘‘[**]’’.

April 10, 2014

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Zendesk, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted March 21, 2014

CIK No. 0001463172

Dear Mr. Ingram:

This letter is submitted on behalf of Zendesk, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended Confidential Draft Registration Statement on Form S-1 submitted on March 21, 2014 (the “Amended Draft Registration Statement”), as set forth in your letter dated April 4, 2014 addressed to Mikkel Svane, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a Registration Statement on Form S-1 (“Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amended Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED

BY ZENDESK, INC.

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

April 10, 2014

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Amended Draft Registration Statement).

General

1.	Your website indicates that you offer a messaging application known as “TextMe” that allows users to send “SMS” to any mobile number in Cuba, Iran, Sudan or Syria and call any mobile or landline number in Syria, using “TextMe Credits.” Questions and answers posted in your TextMe Help Center indicate that TextMe Credits must be earned or purchased, and that the amount of TextMe Credits necessary to call the referenced countries would vary according to the country. Additionally, you disclose on page 25 of the amended S-1 that you have provided service to persons and organizations in countries that are the subject of U.S. embargoes.

Cuba, Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits that it believes that the Staff may have mistakenly attributed to the Company the website of one of the Company’s customers, TextMe, Incorporated. The Company does not own or operate the TextMe service, or offer an SMS messaging application and has no information about the capabilities of the TextMe App or the places that may be contacted by users of the TextMe service.

To the best of the Company’s knowledge, it has no current contacts with Cuba, Iran, Sudan, or Syria, whether through subsidiaries, affiliates, partners, resellers, or other direct or indirect arrangements, nor are any such contacts anticipated. As disclosed on page 25 of the Registration Statement, the Company has implemented specific measures designed to ensure it does not conduct business in Cuba, Iran, Sudan or Syria, including through an automated solution designed to block the creation of accounts from these countries based on the IP address location obtained by the Company at the point of account creation, and

CONFIDENTIAL TREATMENT REQUESTED

BY ZENDESK, INC.

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

April 10, 2014

periodic customer screening against U.S. government lists of prohibited persons. By accepting the Zendesk Terms of Service, the Company’s customers contractually commit to use the Company’s customer service platform in compliance with U.S. economic sanctions and export controls laws.

With respect to past contacts with prohibited countries, as disclosed on page 25 of the Registration Statement, the Company previously discovered certain violations of the Export Administration Regulations and the U.S. economic sanctions administered by the Office of Foreign Assets Control (“OFAC”), of the U.S. Department of the Treasury. Following an internal investigation, the Company determined that these violations were inadvertent. In initial disclosures filed on December 14, 2012, and final reports filed on April 25, 2013, the Company identified these apparent violations to OFAC and to the U.S. Department of Commerce’s Bureau of Industry (“BIS”), and explained how they occurred. Those disclosures identified [**]1 paying customers with accounts that originated in Iran, accounting for approximately [**]2 in total subscription fees. The Company also disclosed certain unpaid trial accounts associated with prohibited countries, including [**]3 such trial accounts in Cuba, [**]4 in Iran, [**]5 in Sudan, and [**]6 in Syria. The Company cancelled all active accounts in prohibited countries, permanently disabled expired accounts so that the users cannot re-activate them, and took additional steps to ensure its prospective compliance with these laws.

As disclosed on page 25 of the Registration Statement, these prior violations were resolved by OFAC in May 2013 with the issuance of a cautionary letter, and by BIS in July 2013 with the issuance of a warning letter. Neither agency issued any penalty or imposed any other sanction.

2.	Please discuss the materiality of your contact with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last two fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities

[1]	Confidential Treatment Requested by Zendesk, Inc.
[2]	Confidential Treatment Requested by Zendesk, Inc.
[3]	Confidential Treatment Requested by Zendesk, Inc.
[4]	Confidential Treatment Requested by Zendesk, Inc.
[5]	Confidential Treatment Requested by Zendesk, Inc.
[6]	Confidential Treatment Requested by Zendesk, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY ZENDESK, INC.

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

April 10, 2014

upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

RESPONSE: The Company acknowledges the Staff’s comment, and respectfully submits that it does not believe that its prior, limited contacts with persons in sanctioned countries are material in quantitative or qualitative terms, nor does the Company believe that such limited contacts present a material investment risk to its stockholders. As noted above, revenues associated with accounts in sanctioned countries totaled approximately [**]7, all in 2012, which is a de minimis amount in relation to the Company’s revenues of approximately $38.2 million for the year ended December 31, 2012. Moreover, given the inadvertent nature of those prior, limited contacts with persons in sanctioned countries and OFAC’s determination that the noncompliance did not merit a penalty, the Company does not regard those contacts as qualitatively material to investors nor to the Company’s reputation or share value. As disclosed on page 25 of the Registration Statement, the Company has taken additional steps to ensure its prospective compliance with the laws related to these matters.

3.	In the first paragraph on page 26 you disclose the fines and penalties that may be imposed on you under U.S. sanctions and export control laws, “per violation,” as a result of the activities as to which Zopim made voluntary disclosure to OFAC and BIS. Please revise the paragraph to make clear that each instance of Zopim’s provision of service from U.S.- based servers or download from the U.S. of Zopim’s encryption-functionality software, as described in the preceding paragraph, may constitute a separate violation under the referenced laws. Indicate the period of time over which the activities Zopim disclosed to OFAC and BIS occurred and, to the extent feasible, the number of instances that occurred.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Registration Statement to make clear that each instance that service is provided or unregistered encryption functionality is downloaded may constitute a separate violation under U.S. sanctions and export control laws.

The Company respectfully submits that Zopim is a company organized under the laws of Singapore, with its principal operations in Singapore, and contracted with a U.S.-based managed hosting provider to provide services, including to locations outside the United

[7]	Confidential Treatment Requested by Zendesk, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY ZENDESK, INC.

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

April 10, 2014

States. Although the Company’s internal investigation has not been completed, the Company believes that Zopim’s apparent violations of the U.S. sanctions and export control laws occurred between 2012 and the time that the Company acquired Zopim in March 2014. Zopim services provided from U.S.-based servers to users in Iran are reflected in [**]8 invoices that total [**]9; however, because those services were provided on an ongoing manner, it is not feasible to identify or quantify the number of instances in which such services were provided. As disclosed on page 25 of the Registration Statement, Zopim has since terminated the accounts of all customers believed to be located in prohibited countries and has implemented IP-blocking measures designed to prevent persons in prohibited countries from establishing accounts for the Zopim service.

Key Business Metrics, page 59

4.	Please revise your description of dollar-based net expansion rate to clarify the following significant details, from your response to prior comment 21:

•	Monthly recurring revenue is purely a legal and contractual determination made by looking only at the legal and contractual terms of each account as of any particular date of determination as to the revenue you expect to receive in the next monthly period for that account.

•	It is not derived from or based upon your historical revenue, deferred revenue, or any other GAAP financial measure over any period. It is entirely forward-looking and contractually-derived as of the date of determination.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the Registration Statement to clarify its description of dollar-based net expansion rate as detailed above.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226 or William J. Schnoor at (617) 570-1020.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	Terence O’Brien, Securities and Exchange Commission

Tom D’Orazio, Securities and Exchange Commission

Kamyar Daneshvar, Securities and Exchange Commission

Mikkel Svane, Zendesk, Inc.

John M. Geschke, Zendesk, Inc.

William J. Schnoor, Goodwin Procter LLP

David G. Peinsipp, Cooley LLP

[8]	Confidential Treatment Requested by Zendesk, Inc.
[9]	Confidential Treatment Requested by Zendesk, Inc.

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